Filed pursuant to Rule 433
Registration Statements Nos. 333-139459 and 333-139459-01
Relating to Preliminary Prospectus Supplement dated
July 1, 2009
Pricing Term Sheet
A preliminary prospectus supplement of Petrobras International Finance Company accompanies this free writing prospectus and is available from the SEC’s website at www.sec.gov.

Issuer:	Petrobras International Finance Company

Guarantor:	Unconditionally and irrevocably guaranteed by Petróleo
Brasileiro S.A. - PETROBRAS

Form:	Senior Unsecured Notes

Offering:	SEC-Registered

Ratings:[1]	Baa1/BBB-/BBB (Stable/Stable/Stable)

Currency:	U.S. Dollars

Reopening Principal Amount:	$1,250,000,000 (to become immediately fungible upon the
Settlement Date with the outstanding $1,500,000,000 7.875% Notes due March 15, 2019 for a total principal amount of $2,750,000,000)

Maturity:	March 15, 2019

Coupon Rate:	7.875%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2009

Gross Proceeds:	$1,337,025,000 (not including accrued interest)

Reopening Price:	106.962% (plus accrued interest total $40,468,750 or
$40.47 per $1,000 principal amount of the 2019 Notes
from February 11, 2009 to, but not including, July 9,
2009)

Benchmark Treasury:	UST 3.125% due May 15, 2019

Benchmark Treasury Spot and Yield:	96-15, 3.552%

Spread to Benchmark Treasury:	+ 332.30 bps

Yield:	6.875%

Make-Whole Call Spread:	+50 bps

Pricing Date:	July 1, 2009

Settlement Date:	July 9, 2009 (T+5)

Listing:	New York Stock Exchange

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	71645W AN1

ISIN:	US71645WAN11

Common Code:	041298995

Joint Bookrunners:	Citigroup Global Markets Inc
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
Santander Investment Securities Inc.

Co-Managers:	BB Securities Limited
SG Americas Securities, LLC

[1]	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, HSBC Securities (USA) Inc. collect at 1-212-525-4102, J.P. Morgan Securities Inc. at 1-212-834-4307 or Santander Investment Securities Inc. at 1-212-407-0995.

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